Exhibit (a)(1)(xxi)

Form of Communication to Eligible MMC Option Holders
for Electing an Exchange (web access)

Terms and Conditions

MMC’s compensation philosophy is intended to attract, retain and motivate employees using an appropriate mix and level of cash and equity compensation. Stock options are an important part of the compensation program. As a result, the Company has decided, with the Board of Director’s approval, to permit a voluntary exchange of certain deeply underwater outstanding stock options for new options covering fewer shares.

If you are an eligible employee and elect to exchange your eligible stock options, you will receive new options representing the right to purchase fewer shares, and shares underlying the tendered options that are not subject to new options granted under the exchange offer will be cancelled and will not be available for future awards. The new options will have an exercise price equal to the average of the high and low sales prices on the New York Stock Exchange of MMC’s common stock on the trading day immediately preceding the grant date of the new options.

In order to participate in the option exchange, you must follow the instructions in the Offer to Exchange Certain Outstanding Options (see the documents listed at the bottom of this page). You must be eligible to participate in the MMC Stock Option Exchange Program, as described in the Offer to Exchange Certain Outstanding Options. Only certain outstanding MMC stock options are eligible to be exchanged. These options are also described in the Offer to Exchange Certain Outstanding Options.

If you wish to exchange eligible options, you must act by 5:00 p.m. U.S. Eastern time on Thursday, June 30, 2005. You may initiate an option exchange by clicking the “Accept” button below. You may return to this site as often as you wish until 5:00 p.m. U.S. Eastern time on Thursday, June 30, 2005, at which time your option exchange request, if any, in effect at that time will become irrevocable, unless the offer is extended by MMC in its sole discretion.

There can be no guarantee that any outstanding or new stock options will result in gains or that exchanging outstanding options would be more advantageous than keeping them. Marsh & McLennan Companies is not advising you to participate in the MMC Stock Option Exchange Program. There are risks to participation in the MMC Stock Option Exchange Program, as outlined in the Offer to Exchange Certain Outstanding Options. When participating in a stock-based program, you take on a number of risks, including company risk and market risk. The price of the stock can go up or down.

Participation in the MMC Stock Option Exchange Program does not constitute a contract of employment or otherwise guarantee employment with Marsh & McLennan Companies or any of its operating companies.

Questions about the MMC Stock Option Exchange Program can be directed to MMC Global Compensation :
-By phone at 212-345-3500, weekdays between 9:00 a.m. and 5:00 p.m. U.S. Eastern time. You will be able to leave a voice message on this extension after business hours.
-By e-mail at MMC.Stock.Option.Group@mmc.com